EXHIBIT 12.1

MIDAMERICAN ENERGY COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
PLUS PREFERRED STOCK DIVIDEND REQUIREMENTS
(In Thousands)
(Unaudited)

	Six Months
	Ended	Twelve Months Ended December 31,
	June 30, 2008	2007	2006	2005	2004	2003

Net income from continuing operations	$166,634	$326,407	$266,676	$221,297	$210,455	$188,597

Add (Deduct):
Total income taxes	56,702	130,304	118,270	114,856	102,155	131,261
Interest on long-term debt	74,744	122,238	93,368	80,485	71,949	72,207
Other interest charges	1,675	8,066	11,846	8,409	5,728	3,813
Interest on leases	42	103	123	138	155	108

	133,163	260,711	223,607	203,888	179,987	207,389

Earnings available for fixed charges	299,797	587,118	490,283	425,185	390,442	395,986

Fixed Charges:
Interest on long-term debt	74,744	122,238	93,368	80,485	71,949	72,207
Other interest charges	1,675	8,066	11,846	8,409	5,728	3,813
Interest on leases	42	103	123	138	155	108

Total fixed charges	76,461	130,407	105,337	89,032	77,832	76,128

Ratio of earnings to fixed charges	3.92	4.50	4.65	4.78	5.02	5.20

Preferred stock dividends	$623	$1,247	$1,247	$1,247	$1,245	$1,416
Ratio of net income before income taxes to net income	1.3403	1.3992	1.4435	1.5190	1.4854	1.6960

Preferred stock dividend requirements before income tax	835	1,745	1,800	1,894	1,849	2,402

Fixed charges plus preferred stock dividend requirements	77,296	132,152	107,137	90,926	79,681	78,530

Ratio of earnings to fixed charges plus preferred stock dividend requirements (pre-income tax basis)	3.88	4.44	4.58	4.68	4.90	5.04